Exhibit 99.11

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Titan Mining Corporation (“Titan” or the “Company”)
Suite 555 – 999 Canada Place
Vancouver, BC V6C 3E1

2.	DATE OF MATERIAL CHANGE

March 28, 2024

3.	NEWS RELEASE

News release dated March 28, 2024, was disseminated through the facilities of Newswire and filed on SEDAR.

4.	SUMMARY OF MATERIAL CHANGE

Titan announced the appointment of Ty Minnick as Interim CFO of the Company effective April 1, 2024.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Titan announced the appointment of Ty Minnick as Interim CFO of the Company effective April 1, 2024.

Mr. Minnick has been affiliated with the Augusta Group as a consultant of Augusta Gold Corp. (formerly, Bullfrog Gold Corp.), and was its Chief Financial Officer from 2011 until October 2020. Mr. Minnick has served as the Chief Financial Officer of Athena Gold Corp since May 2021 and has 13 years of experience in the mining industry. Since December 2018, Mr. Minnick has acted as a Certified Public Accountant (1993) with Grand Mesa CPAs, LLC.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICERS

Tom Ladner, VP Legal, (604) 638-1470

9.	DATE OF REPORT

April 5, 2024